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January 4, 2006

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Mary Cascio

RE: Wolters Kluwer N.V.: Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 File No. 82-2683

Dear Ms. Cascio:

On behalf of Wolters Kluwer N.V. (the "Company"), and in connection with the Company's exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find attached a copy of the press release issued by the Company on January 4, 2006.

This information is being furnished under paragraph (b)(1)(i) of Rule 12g3-2 under the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at 212-735-2588 or Maarten Thompson of the Company at 31-(0)20-7 70 400 if you have any questions regarding the enclosures.

Robert M. Chilstrom /M.O.I

Robert M. Chilstrom

cc: Maarten Thompson
Scott Ziegler

Dlw 1/5

File No. 82-2683

Wolters Kluwer

Contact:

Connie Hofmann
Director of Communications
Wolters Kluwer Health
+ 1 847 267 7153
connie.hofmann@wolterskluwer.com

Caroline Wouters
Vice President, Corporate Communications
Wolters Kluwer nv
+ 31 (0)20 6070 459
press@wolterskluwer.com

Oya Yavuz
Vice President, Investor Relations
Wolters Kluwer nv
+ 31 (0)20 6070 407
ir@wolterskluwer.com

Wolters Kluwer to Acquire ProVation Medical, Inc.

Medical Documentation and Coding Software Products Extend Wolters Kluwer's Position in the Growing Point of Care Information Market

Amsterdam (January 4, 2006) - Wolters Kluwer, a leading multinational publisher and information services company, today announced plans to acquire ProVation Medical, Inc. This privately-held company provides medical documentation, coding and workflow solutions to hospitals and ambulatory surgery centers in the United States.

ProVation Medical, Inc., based in Minneapolis, provides software solutions that streamline procedural documentation, while improving the accuracy of coding for accelerated revenue recovery. ProVation Medical will become part of Wolters Kluwer Health's Clinical Tools unit, which provides embedded content tools to pharmacies, hospitals, insurers and healthcare vendors. Under the brand names of Medi-Span, Facts & Comparisons, and Clin-eguide, these tools provide information on drug interactions and dosing, formulary guidelines, and evidence-based treatment plan options at the point of care.

ProVation's software suites for procedure documentation and coding compliance replace the inefficient dictation/transcription approach and streamline the coding process to back-end coding reviews. Driven by deep medical content, ProVation MD, for example, allows clinicians to quickly and completely document medical procedures and apply the appropriate standard reimbursement codes. The result is coder-ready documentation delivering compliance, proper reimbursement, and shortened days in accounts receivable with a return on investment ranging from 25-200% and payback within 12-20 months.

In addition to these core ProVation offerings, the ProVation platform will enable Wolters Kluwer Health to further pursue its strategy of providing the healthcare market with embedded medical content and workflow solutions at the point of care.

The acquisition will be finalized in the next 30 days, pending approval of ProVation Medical shareholders. Terms of the acquisition were not disclosed.

Wolters Kluwer CEO and Chairman of the Executive Board Nancy McKinstry said, "The addition of ProVation Medical to our health portfolio is consistent with our strategy of entering adjacent markets to support our commitment to growing our health business. ProVation's multi-specialty software platform is the only product in today's marketplace that can provide proven return on investment through clinical procedure documentation and coding compliance."

"Integration of ProVation's offerings with our current clinical information tools will greatly strengthen our offerings to the hospital and ambulatory surgery center markets," said Jeff McCaulley, Chief Executive Officer of Wolters Kluwer Health. "Our combined capabilities will create one of the most comprehensive portfolios of medical content across the many points of care at a time when organizations are looking to realize the full potential of their investments in electronic medical records."

"ProVation Medical, a private, venture capital backed company, has worked very hard from its start-up phase in 1997 to define, create and lead the clinical documentation market for hospitals and ambulatory surgery centers," said Mark Wagner, Chief Executive Officer, ProVation Medical. "Wolters Kluwer Health, a leader in the clinical point of care market, recognized our accomplishments and will acquire our company, creating value for our shareholders. ProVation Medical will operate as a subsidiary of Wolters Kluwer Health and continue to serve our customers with world class products and services. Our world class employees will be retained and highly motivated to continue their pursuit of market penetration. This is an ideal outcome for ProVation Medical's customers, employees and shareholders."

ProVation Medical's 101 employees, including 10 physicians, will become part of the Wolters Kluwer Health team, and will remain based in Minneapolis.

Forward-Looking Statements

This press release contains forward-looking statements. These statements may be identified by words such as "expect", "should", "could", "shall", and similar expressions. These statements are subject to risks and uncertainties, and actual results and events could differ materially from what is contemplated by the forward-looking statements. Factors which could cause actual results to differ from these forward-looking statements may include, without limitation, general economic conditions, conditions in the markets in which Wolters Kluwer is engaged, behavior of customers, suppliers and competitors, technological developments, legal and regulatory rules affecting Wolters Kluwer's businesses and other risks and uncertainties regarding the timing and closing of the transactions described above, including the risk that the acquisition fails to close. In addition, financial risks, such as currency movements, interest rate fluctuations, liquidity and credit risks could influence future results. The foregoing list of factors should not be construed as exhaustive. Wolters Kluwer disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

About Wolters Kluwer Health

Wolters Kluwer Health (Conshohocken, Pa.) is a leading provider of information for professionals and students in medicine, nursing, allied health, pharmacy and the pharmaceutical industry. Major brands include Lippincott Williams & Wilkins and Facts & Comparisons for medical and drug reference tools and textbooks; Ovid Technologies, Medi-Span and SKOLAR for electronic information; and Adis International and Source for pharmaceutical information.

Wolters Kluwer is a leading multinational publisher and information services company. The Company's core markets are spread across the health, corporate services, financial services, tax, accounting, law, regulation, and education sectors. Wolters Kluwer has annual revenues (2004) of €3.3 billion, employs approximately 18,400 people worldwide and maintains operations across Europe, North America and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its depositary receipts of shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices. For more information, see www.wolterskluwer.com.

About ProVation Medical, Inc.

ProVation Medical, Inc. (Minneapolis, MN), a leading healthcare software and services company, provides solutions that significantly enhance revenue and decrease costs per medical procedure. Hospitals and Ambulatory Surgery Centers that use ProVation Medical software (1) improve their coding accuracy resulting in a 5-25 percent improvement in reimbursement for their medical procedures, (2) eliminate transcription costs, and (3) consolidate and simplify all the major financial, clinical and administrative tasks that accompany each procedure. For more information, go to www.provationmedical.com.